Exhibit 99.2

ASML Obtains Regulatory Approvals for Strengthened Partnership with Zeiss, Prepares to Close Transaction

VELDHOVEN, the Netherlands, 28 June 2017 - ASML Holding NV (ASML) today announces that it has obtained all necessary regulatory approvals to complete the transaction pursuant to which ASML will acquire a 24.9% minority stake in Carl Zeiss SMT, a subsidiary of Carl Zeiss AG, as announced on 3 November 2016.
ASML obtained merger clearance from the German Federal Cartel Office (Bundeskartellamt), the Korea Fair Trade Commission and the Ministry of Commerce of the People's Republic of China. All conditions to close the transaction have now been fulfilled and ASML expects to close the transaction before the end of the second quarter of 2017.
About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. ASML is a multinational company with offices in 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 17,000 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com
Forward Looking Statements
This press release contains forward looking statements, which you can generally identify by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "targets", "commits to secure" and variations of these words or comparable words. The forward looking statements contained herein include statements about ASML's transaction with Zeiss, including the statement that ASML will acquire a 24.9% minority stake in Carl Zeiss SMT and the expected timing of closing of the transaction. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections and you should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include the risk that closing of the transaction with Zeiss does not occur within the time expected or at all. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.